Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

2

Second Quarter ended June 30, 2011

For information

Jennifer Aitken
Investor Relations
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2930
Montreal, Quebec	Phone:	514 397-1410
Canada H3A 3M8	Fax:	514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE Amex

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations as at and for the three month period ended June 30, 2011. We recommend you read this in conjunction with our unaudited interim financial statements for the quarter ended June 30, 2011, and our audited consolidated financial statements for the year ended December 31, 2010, and the accompanying notes. All amounts are expressed in Canadian dollar and are in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted. The data on production are given in metric units, the most widely used method in Canada. The 2011 financial year is the first year in which the Corporation’s financial statements are prepared under IFRS. Consequently, the comparative figures for 2010 have been restated from accounting principles generally accepted in Canada, or Canadian GAAP, to comply with IFRS. The reconciliations from the previously published Canadian GAAP financial statements are summarized in Note 21 to the interim consolidated financial statements. In addition, IFRS 1 on first adoption allows certain exemptions from retrospective application of IFRS in the opening statement of financial position. Where these exemptions have been used they have also been explained in Note 21 to the interim consolidated financial statements. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 22.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2011

  Q2 2011 net earnings of $5.0 million, or $0.16 per share, versus Q2 2010 net earnings of $0.3 million, or $0.01 per share;

  Q2 2011 operating cash flow of $7.8 million, or $0.25 per share, versus Q2 2010 operating cash flow of $1.6 million, or $0.06 per share;

  Gold sales of 20,085 ounces at an average selling price of US$1,495 (CAN$1,460) per ounce in the second quarter of 2011, versus gold sales of 15,607 ounces at an average selling price of US$1,222 (CAN$1,259) in the year-ago period;

  35,000 metre drill program on Wasamac in 2011 continues to yield positive results; 22,000 metres of drilling completed as of the end of June; Five drills active;

  Surface drilling program completed on Monique; favourable results reaffirm Richmont’s objective to evaluate potential for a small open-pit operation; more exploration drilling planned this fall;

  Work at Francoeur Mine progressing with 2,243 metres of underground development completed year-to-date; Processing of development ore expected in third quarter of 2011, and commercial production expected to begin in the first quarter of 2012;

  $54.4 million in working capital and $48.3 million in cash and cash equivalents as at June 30, 2011;

  No long-term debt; no gold or currency hedging contracts.

02
AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Second Quarter 2011 Overview

Commenting on the second quarter, Mr. Martin Rivard, President and CEO of Richmont Mines noted: “Overall, we are pleased with our production this quarter, and are reaffirming our production guidance of 80,000 to 85,000 ounces of gold for 2011 which will include ounces from development at Francoeur. Operationally our Beaufor Mine had a very strong quarter, and while tonnage levels from this mine included an unprocessed 7,932 tonne stockpile from the first quarter, results also benefitted from improved recovered grades and gold recovery rates in the current quarter. Similarly, Island Gold Mine generated improved recovered grades and gold recovery rates, highlighting our ongoing efforts at improving productivity and efficiency at both the mine and the mill. Tonnage milled was down year-over-year in the second quarter due to temporary weather-related electrical and mechanical delays that resulted in 16 days of mill downtime. On the development front, work at our Francoeur Mine resulted in an additional 1,151 metres of underground development being completed in the second quarter. We are looking forward to processing development ore from this mine in the third quarter, and beginning commercial production in early 2012.”

Mr. Rivard commented on the Corporation’s extensive exploration program: “Our exploration efforts in 2011 continue to yield favourable results. To date, drill results from our ongoing 35,000 metre campaign on Wasamac have reaffirmed our belief that this asset has tremendous potential. Our objectives for Wasamac this year include expanding the overall resource base of the asset in a resource calculation update to be completed in the fourth quarter of 2011. A preliminary economic assessment based on the updated Resources will be available in the first quarter of 2012. Drilling on our Monique project has also generated positive results, and we look forward to concluding our evaluation of the potential for a small open-pit operation on this asset once complete drill and geotechnical data have been received. To this end, we have begun amassing the required information for the permit application process, and anticipate completing a Regulation 43-101 compliant report for Monique in the fourth quarter of 2011. Both Monique and Wasamac have the potential to contribute to Richmont’s future production profile, and we look forward to evaluating their full potential for Richmont’s shareholders as the year progresses.”

03
AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA[1]

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,506	1,197	1,445	1,152
Average selling price (US$)	1,495	1,222	1,450	1,169
Average selling price (CAN$)	1,460	1,259	1,416	1,204
Average exchange rate (US$/CAN$)	0.9767	1.0299[2]	0.9767	1.0299[2]
Ounces of gold sold	20,085	15,607	39,319	31,448
Average cash cost (US$ /ounce)[3]	786	914	768	877
Average cash cost (CAN$ /ounce)[3]	768	941	750	903

KEY FINANCIAL DATA (in thousands of CAN$)
Revenue	29,412	20,648	55,841	40,612
Net earnings attributable to Richmont Mines shareholders	5,013	312	13,725	2,154
Net earnings per share	0.16	0.01	0.44	0.08
Cash flow from operating activities	7,847	1,621	17,457	6,829
Investments in property, plant and equipment	7,558[4]	4,563	13,711[4]	8,138

			June 30,	December 31,
			2011	2010

Cash and cash equivalents			48,312	40,030
Total assets			137,103	115,305
Equity			109,946	94,791
Shares outstanding (thousands)			31,695	31,230

KEY PER SHARE DATA
Stock Price (at closing)
US$ (NYSE Amex)			7.11	5.11
CAN$ (TSX)			6.86	5.11

[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS.

[2]	Average exchange rate used for year 2010.
[3]	The average cash cost includes operating costs and royalties.
[4]	Excluding an exploration tax credit of $2,554.

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

For accounting purposes, the Corporation establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and this rate is used to report both year-to-date and quarterly results. Please note that previously published results may differ from results published in the current quarter due to the retroactive application of the adjusted exchange rate.

04
AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS

Three-month period ended June 30, 2011

Richmont generated net earnings of $5.0 million in the quarter, or $0.16 per share, a significant year-over-year improvement from the $0.3 million, or $0.01 per share, generated in the comparable period last year. This favourable shift was attributable to higher gold sales, an increased average sales price per ounce, and an 18% decrease in the average cash cost per ounce of gold sold in the Corporation’s reporting currency, Canadian dollars.

Revenue for the second quarter of 2011 increased 42% to $29.4 million, from revenues of $20.6 million in the second quarter of 2010. This was attributable to a 49% increase in precious metal revenues in the current quarter, reflecting a 29% increase in the number of ounces of gold sold and a 16% increase in the average selling price per ounce in Canadian dollars. This was offset by a notable decrease in other revenue, as no custom milling was performed during the current quarter.

Total precious metals revenue increased to $29.3 million in the second quarter of 2011, from $19.7 million in the year-ago period, driven by the 29% increase in the number of ounces of gold sold and a higher average selling price, which rose to US$1,495 (CAN$1,460) per ounce in the current quarter, versus US$1,222 (CAN$1,259) per ounce in the same period last year. A total of 20,085 ounces of gold were sold in the second quarter of 2011, versus 15,607 ounces last year, with a 3% increase in ounces of gold sold from the Island Gold Mine and a significant 91% increase in the number of ounces sold from the Beaufor Mine both contributing to the year-over-year growth.

Cost of sales, which includes operating costs, royalties, custom milling and amortization expenses, totaled $17.8 million in the second quarter of 2011, up from $16.8 million in the comparable period last year. The increase reflects a higher cost per tonne at the Beaufor Mine stemming primarily from increased milling costs, and higher amortization expense related to increased sales, and a higher depreciation rate at both operating mines. These were partially mitigated by lower custom milling expenses reflecting the fact that no custom milling was performed during the current quarter. The average cash cost per ounce of gold sold decreased notably to US$786 (CAN$768) in the second quarter of 2011, from US$914 (CAN$941) in the second quarter of 2010, reflecting higher recovered grades at both operating mines.

Exploration and project evaluation costs totaled $3.3 million in the second quarter of 2011, versus $1.8 million in the same period last year. However, when excluding exploration tax credits of $1.7 million during the current quarter and $0.6 million in the comparable period of 2010, exploration and project evaluation costs were $5.0 million and $2.4 million respectively. The higher costs reflect Richmont’s extensive 2011 exploration drilling program, most notably on the Wasamac and Monique properties. On a segmented basis, exploration costs before tax credits were approximately $0.3 million at the Beaufor Mine, $1.6 million at the Island Gold Mine, $2.0 million on Wasamac and the adjacent optioned Globex land package, and $0.9 million on Monique, while exploration and project evaluations costs at other properties amounted to $0.2 million during the current quarter.

05
AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The mining and income taxes expense for the second quarter of 2011 was $2.1 million, based on pre-tax income of $7.1 million. This charge takes into account revenue from mining duties from the previous years of $0.8 million. During this quarter, an exploration tax credit of $4.2 million was earned. This amount included $1.7 million that was booked against exploration expenses and $2.5 million that was applied against property, plant and equipment, an amount that is related to the Francoeur Mine development. For the second quarter of 2010, the mining and income tax expense amounted to $0.7 million. This charge includes $0.3 million of income taxes payable, applied against exploration credit revenue that is booked in exploration expense as well as a $0.4 million increase in future mining taxes.

Six-month period ended June 30, 2011

Revenue totaled $55.8 million for the six-month period ended June 30, 2011, up 37% over the $40.6 million in revenue for the same period in 2010. This reflects a 25% increase in the number of ounces of gold sold, and an 18% increase in the average selling price per ounce of gold in Canadian dollars.

Cost of sales, which includes operating costs, royalties, custom milling and amortization expenses increased 4% to $34.2 million for the first six months of 2011, compared to $32.9 million during the same period last year. This was primarily attributable to higher milling costs at the Beaufor Mine, and higher depreciation and depletion expense at both operating mines related to increased sales and a higher depreciation rate. The average cash cost per ounce of gold sold declined 12% in US dollar terms and 17% in Canadian dollar terms, to US$768 (CAN$750) in the first six-month period, from US$877 (CAN$903) in the comparable period of 2010. This decline was mostly driven by an increase in recovered grades.

Exploration and project evaluation costs were $4.2 million during the first half of 2011, compared with $2.6 million during the same period in 2010. Excluding exploration tax credits in both periods, exploration and project evaluation costs amounted to $7.5 million in the first six months of 2011 versus $3.6 million in the comparable period last year, reflecting the Corporation’s extensive exploration drilling program in 2011 and its ongoing efforts to continually grow its reserve and resource base.

For the first six months of 2011, the mining and income tax expense amounted to $4.2 million based on pre-tax income of $17.9 million. This charge includes revenue from mining duties from the previous year of $0.8 million. During this period an exploration tax credit of $5.8 million was earned, as $3.3 million was booked against exploration expenses and $2.5 million was applied against property, plant and equipment, an amount related to the Francoeur Mine development. Mining and income tax expense for the first six months of 2010 totaled $1.3 million. This charge includes $0.6 million of income taxes payable, applied against exploration credit revenue that is booked in exploration expense.

Net earnings were $13.7 million, or $0.44 per share, for the first half of 2011, and included a $3.0 million gain stemming from the sale of the Valentine Lake property in the first quarter of the year. Net earnings were $2.2 million, or $0.08 per share, during the comparable six-month period in 2010.

06
AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010

Tonnes	58,860	63,666	131,240	131,401
Head grade (g/t)	6.21	5.62	6.29	5.50
Gold recovery (%)	96.03	95.69	96.08	94.52
Recovered grade (g/t)	5.96	5.38	6.05	5.19
Ounces sold	11,283	11,006	25,516	21,944
Cash cost per ounce (US$)	790	855	721	851

Investment in property, plant and equipment (thousands of CAN$)	1,254	885	2,588	2,370
Exploration expenses (thousands of CAN$)	1,649	1,215	2,085	1,699

Deferred development (metres)	473	614	1,180	1,248

Diamond drilling (metres)
Definition	2,836	4,990	9,973	4,990
Exploration	15,559	14,783	18,581	22,705

During the second quarter of 2011, the Island Gold Mine processed 58,860 tonnes of ore, down from the 63,666 tonnes of ore processed in the second quarter of 2010, with the difference attributable to brief mechanical shutdowns as a result of two episodes of inclement weather in the quarter that caused electrical and mechanical failures at the mill. As a result, the mill was down for a total of 16 days during the quarter resulting in an average daily production rate of 627 tonnes in the current period, down from the 736 tonnes per day average rate attained in the first quarter of the year. Offsetting the lower tonnage levels were an improved recovered grade and an improved gold recovery rate, which resulted in a year-over-year reduction in the cash cost per ounce produced at Island Gold to US$790 (CAN$772) in the current quarter, from US$855 (CAN$881) last year. The Island Gold Mine sold a total of 11,283 ounces of gold at an average price of US$1,503 (CAN$1,468) in the second quarter of 2011, versus gold sales of 11,006 ounces at an average price of US$1,220 (CAN$1,256) per ounce in the comparable period last year.

For the first six months of 2011, 131,240 tonnes of ore were processed at a recovered grade of 6.05 g/t, and 25,516 ounces of gold were sold at an average price of US$1,444 (CAN$1,410) per ounce, in line with the Corporation’s 2011 production objective for this mine of 45,000 to 50,000 ounces of gold. This compared to 131,401 tonnes of ore that were processed at a recovered grade of 5.19 g/t, and 21,944 ounces of gold were sold at an average price of US$1,170 (CAN$1,205) per ounce in the comparable six-month period of 2010. While tonnage was essentially unchanged year-over-year, improved recovered grades and gold recovery rates translated into cash costs per ounce produced declining by 15% in US dollar terms and by 20% in Canadian dollar terms to US$721 (CAN$704) in the first six months of 2011, versus US$851 (CAN$876) in the prior year.

Cash costs per tonne at the Island Gold Mine were $148 in the second quarter, above the $128 per tonne in the first quarter of the year, but below the $152 per tonne in the second quarter of 2010. While progress continues to be made at the Island Gold Mine, Richmont’s main objective going forward is to focus on productivity and efficiency improvements, which should enable the Corporation to attain targeted tonnage levels and an annual cash cost per tonne milled rate of $130 per tonne.

07
AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010

Tonnes	29,317	24,070	48,143	49,332
Head grade (g/t)	9.47	6.17	9.04	6.12
Gold recovery (%)	98.59	96.29	98.61	97.84
Recovered grade (g/t)	9.34	5.95	8.92	5.99
Ounces sold	8,802	4,601	13,803	9,504
Cash cost per ounce (US$)	782	1,052	855	938

Investment in property, plant and equipment (thousands of CAN$)	1,014	954	1,921	1,652
Exploration expenses (thousands of CAN$)	319	570	550	866

Deferred development (metres)	309	471	687	1,071

Diamond drilling (metres)
Definition	3,481	7,165	7,904	17,973
Exploration	1,626	6,989	3,111	8,821

A total of 29,317 tonnes were processed from the Beaufor Mine in the second quarter of 2011 compared to 24,070 tonnes in the year ago period. The current quarter included an unprocessed first quarter stockpile of 7,932 tonnes that was processed at the Camflo Mill early in the second quarter. Beaufor’s recovered grade improved significantly year-over-year to 9.34 g/t in the second quarter of 2011 compared to 5.95 g/t in the comparable period of 2010, principally due to higher grade development ore and stopes, primarily below the 20th level of the mine, being accessed during the quarter. Total cash cost per ounce produced declined significantly to US$782 (CAN$764) in the current quarter, from US$1,052 (CAN$1,083) in the prior year, driven by higher tonnage, and improved grades and gold recovery rates. A total of 8,802 ounces of gold were sold in the second quarter of 2011 at an average price of US$1,485 (CAN$1,450), compared to 4,601 ounces of gold sold at an average price of US$1,229 (CAN$1,266) in the comparable period of 2010.

During the first half of 2011, 48,143 tonnes of ore were processed from the Beaufor Mine at a much improved recovered grade of 8.92 g/t, and 13,803 ounces of gold were sold at an average price of US$1,460 (CAN$1,426) per ounce. This is in line with the Corporation’s 2011 sales target for this mine of 20,000 to 25,000 ounces of gold. In the first six months of 2010, 49,332 tonnes of ore were processed at a recovered grade of 5.99 g/t, and 9,504 ounces of gold were sold at an average price of US$1,166 (CAN$1,201) per ounce. Cash costs for the first six months of the year were US$855 (CAN$835) in 2011, versus US$938 (CAN$966), a reflection of improved recovered grades.

Going forward, Richmont anticipates that extensive development will be needed to access mineable reserves at Beaufor. However, recovered grades are projected to remain favourable for the last six months of the year as mining areas with better grades continue to be accessed. The potential of the previously identified near surface W, 350 and 367 zones continues to be assessed. To this end, Richmont applied for a Certificate of Authorization during the second quarter for the development of the satellite W Zone. In addition, work was begun on finalizing the design of the satellite operation and on locating the required equipment for this zone.

In addition to the production performance attained in 2011, the Beaufor Mine recently achieved the milestone of four years without a compensable accident, a notable achievement for this type of mine. Richmont Mines would like to congratulate all of its employees for this remarkable performance.

08
AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Camflo Mill

The Camflo Mill processed 32,107 tonnes of ore from the Beaufor Mine in the current quarter, up from 21,849 tonnes in the comparable period of 2010. Year-to-date the Camflo Mill processed 48,234 tonnes of ore, down from 121,746 tonnes in the comparable six month period of 2010, with the year-over-year decline attributable to the fact that no custom milling was performed in the 2011 period. Richmont expects to start processing development ore from the Francoeur Mine in the third quarter of 2011.

On June 12, 2011, the Camflo Mill was awarded the 2010 F.J. O’Connell trophy, in the category of “Surface, transport and primary metal processing operations”. The trophy is awarded annually by the Quebec Mining Association to companies that have registered the greatest improvements in the area of mine security in Quebec. Richmont Mines would like to congratulate the employees of the Camflo Mill for being awarded this honorary prize.

Exploration properties

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$

Exploration costs - Mines
Beaufor	319	570	550	866
Island Gold	1,649	1,215	2,085	1,699
Francoeur	40	16	78	51

	2,008	1,801	2,713	2,616

Exploration costs – Other properties
Wasamac	1,983	190	2,723	225
Monique	855	7	1,771	8
Other	46	315	78	528
Project evaluation	75	133	172	249

	2,959	645	4,744	1,010

Exploration and project evaluation before depreciation and exploration tax credits	4,967	2,446	7,457	3,626

Depreciation	37	33	73	67
Exploration tax credits	(1,659)	(674)	(3,291)	(1,078)

	3,345	1,805	4,239	2,615

Wasamac Exploration Property

Results from Richmont’s ongoing 35,000 metre exploration drilling program on the Wasamac property continue to be very favourable, and have further reaffirmed Richmont’s objective of evaluating the possibility for an underground bulk mining operation on the property. Specifically, results from the first 9,900 metres drilled in the 2011 program include 3.45 g/t Au over 46.60 metres, 2.66 g/t Au over 68.42 metres, 2.16 g/t Au over 65.66 metres, and 3.38 g/t Au over 13.68 metres, and results in at least two holes suggest that the previously identified Main Zone widens at depth. Please see the May 11, 2011 press release entitled “35,000 metre drill program on Wasamac in 2011 continues to yield positive results” for additional details. Additional drill results from the ongoing campaign will be released before the end of August.

09
AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont entered into an option agreement with Globex Mining Enterprises Inc. on May 9, 2011, to acquire a 100% interest in 5 claims adjacent to Richmont’s Wasamac property. The Corporation began exploration work on this land package shortly thereafter, with the objective of verifying the potential presence of mineralized trends similar to those observed on the Wasamac property at deeper elevations. The 5 claims cover a total area of 2.07 km2 (207 hectares), are less than 15 km west of Rouyn-Noranda, Quebec, and are approximately 10 km east of the Corporation’s Francoeur Mine. Please see the May 9, 2011 press release entitled “Richmont mines signs option agreement with Globex; Expands Wasamac exploration package” for details.

The Corporation is pleased to report that after evaluating various options, additional drill capacity was secured, and consequently four drills are currently active on Wasamac and one drill is operating on the optioned Globex claims, which are adjacent to the Wasamac property.

Richmont is very enthusiastic about Wasamac’s long-term potential, and believes that the property has the potential to significantly grow the Corporation’s production profile going forward.

Monique Exploration Property

Additional positive drill results from the Corporation’s 8,117 metre exploration drilling program on the Monique property were announced during the second quarter of 2011. More specifically, results obtained from the initial 6,158 metres of drilling on the G Zone, one of several previously identified zones on the property, included 6.76 g/t Au over 12.9 metres, 8.07 g/t Au over 10.0 metres, 4.25 g/t Au over 17.1 metres, 6.20 g/t Au over 11.1 metres, 4.77 g/t Au over 15.3 metres, 2.28 g/t Au over 19.8 metres, 2.81 g/t Au over 17.5 metres and 3.31 g/t Au over 17.9 metres (all true width). Richmont will publish pending results from the outstanding 12 holes on the G Zone in the third quarter, along with available drill results from the J Zone. Once complete results have been received, Richmont’s objective is to complete a Regulation 43-101 compliant technical report during the fourth quarter of 2011. The Corporation remains committed to evaluating the potential for a small open-pit operation on the property and, consequently, has completed geotechnical, geomechanical and hydrogeological on the property in preparation for permit application requirements. In addition, a 12 km IPower 3D induced polarization survey was also undertaken, and resulted in the identification of two anomalies which will be drill tested later this year. Richmont also performed 3,504 metres of condemnation drilling to evaluate the areas where surface infrastructure is planned, during which a new gold zone was identified in the central part of the property. This area will be a priority target for the next drilling program. Please see the June 22, 2011 press release entitled “More positive drill results from Richmont’s Monique Project” for additional details.

Richmont signed an option agreement with SOQUEM Inc. at the end of December 2010, to consolidate its ownership of the Monique property. The Corporation subsequently fulfilled all the requirements of the agreement and, as such, the ownership transfer documents were submitted to the Quebec Ministry of Natural Resources and Wildlife. The transfer has since been completed, and Richmont now owns 100% of the Monique property. Please see the April 11, 2011 press release entitled “Monique work commitment completed; Initial drill results confirm strong near-surface gold mineralization” for additional details.

10
AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Francoeur Mine

Development work at the Francoeur Mine is advancing, with the milling of development ore expected to begin in the third quarter of 2011, and commercial production to begin in early 2012. As of the end of the second quarter, Richmont had completed a total of 2,243 metres of underground development, and 9,030 metres of definition drilling, for a total investment of $9.0 million year-to-date. Drift excavation continues to be focused on levels 16 and 17 of the mine, as access to the mineralized zone on level 15 was achieved in the first quarter of the year. While recruitment of certain specialized workers continues to be challenging, Richmont is pleased to report that Francoeur’s workforce totaled 109 employees at the end of the current quarter, up from 90 employees at the end of the first quarter of 2011.

Located 25 km west of Rouyn-Noranda, Quebec, the Francoeur Mine has estimated Probable Reserves of 615,664 tonnes grading 6.91 g/t Au, for a total of 136,749 ounces of gold. Based on these estimates, further detailed in an amended Regulation 43-101 technical report dated May 19, 2010, the Francoeur Mine is expected to produce approximately 35,000 ounces of gold annually for an initial mine life of 4 years. Richmont plans to begin exploration work with the goal of expanding the property’s resource base in 2012.

Recent Appointments

Mr. Paul Einarson, C.A., joined Richmont as Vice-President, Corporate Development. Mr. Einarson brings numerous years of experience, and will help in the evaluation of strategic acquisitions, partnerships and financing opportunities. Mr. Einarson will be based in Richmont’s Montreal administrative office.

Richmont is also pleased to announce that Ms. Melissa Tardif accepted the position of Legal Advisor and Corporate Assistant Secretary for Richmont. Ms. Tardif has been a member of the Quebec Bar since 2004, and will be based in Richmont’s Rouyn-Noranda, Quebec head office.

Outlook

Commenting on the Corporation’s outlook for 2011, Mr. Martin Rivard concluded: “Operationally, our focus for the second half of 2011 is threefold. Firstly, while our current operations have performed well year-to-date and we are on track to reach our production objective of 80,000 to 85,000 ounces of gold including ounces from development at Francoeur, we are vigilantly focused on ensuring that both our operating mines run as efficiently and effectively as possible, and that production costs and targeted recovered grade levels are met. Secondly, we are dedicated to advancing our development efforts at the Francoeur Mine, and are eagerly anticipating the onset of commercial production in early 2012. Thirdly, on the exploration front, we are focused on advancing our extensive exploration campaigns on Wasamac and Monique properties. Both of these programs have garnered very favourable initial results so far, and we look forward to fully evaluating their long-term production potential for the Corporation once we have complete data. And last but certainly not least, we will remain active in our efforts to evaluate possible partnership and/or acquisition opportunities as part of our goal to expand our exploration and development pipeline and build our reserve base.”

11
AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW
	IFRS						Canadian GAAP
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2011	2011	2010	2010	2010	2010	2009	2009

KEY FINANCIAL DATA
(thousands of CAN$)
Revenue	29,412	26,429	26,087	23,781	20,648	19,964	17,100	19,145

Net earnings	5,013	8,712	4,632	2,547	312	1,842	110	183

Cash flow from operating activities	7,847	9,610	5,416	6,253	1,621	5,208	749	1,511

Investment in property, plant and equipment	7,558	6,153	4,572	4,063	4,563	3,575	2,669	1,588

KEY PER-SHARE DATA

Net earnings
basic (CAN$)	0.16	0.28	0.15	0.08	0.01	0.07	-	0.01
diluted (CAN$)	0.15	0.28	0.15	0.08	0.01	0.07	-	0.01

OUNCES OF GOLD SOLD	20,085	19,234	18,591	18,084	15,607	15,841	13,029	16,840

KEY DATA PER
OUNCE OF GOLD (US$)

Selling price	1,495	1,337	1,359	1,251	1,222	1,116	1,035	921

Average cash cost	786	715	730	775	914	841	790	683
Depreciation and depletion	117	120	113	101	91	83	78	81

Total cost	903	835	843	876	1,005	924	868	764

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

Revenues have progressively increased from the third quarter of 2009 through the second quarter of 2011. These increases were primarily attributable to an increase in the average realized sales price per ounce. The strong net earnings in the first and second quarters of 2011 reflect higher gold sales and a higher average selling price per ounce. The first quarter of 2011 similarly benefitted from the sale of the Valentine Lake property, which generated proceeds of $3.0 million. The fluctuation in revenue over the last eight quarters reflects the variation in the number of gold ounces sold. In particular, results in the fourth quarter of 2009 were attributable to a decrease in the number of ounces of gold sold, the effects of which were partially mitigated by an increase in the average sales price per ounce. The low net earnings generated in the fourth quarter of 2009 were attributable to the lower gold ounce production in the quarter and the lower average selling price per ounce obtained.

Production levels during the last eight quarters reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario. Investments in property, plant and equipment have steadily increased over the last eight quarters, a reflection of the Corporation’s commitment to the maintenance and expansion of its operational base. Cash flows from operating activities have similarly increased steadily over this timeframe, highlighting that the investments made by the Corporation have been constructive. Net earnings on a quarterly basis are generally affected by the price of gold, exchange rate, operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax that is expensed or recovered.

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AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CASH AND CASH EQUIVALENTS

At June 30, 2011, cash and cash equivalents totaled $48.3 million, up $1.3 million from $47.0 million at March 31, 2011, and up $8.3 million, or 21%, from $40.0 million at December 31, 2010. The increase reflects the Corporation’s $7.8 million of cash flow from operations, $1.0 million of cash flow stemming from the exercising of options, offset by capital expenditures of $7.6 million over the three-month period. Cash equivalents consist of $6.7 million in term deposits with high-level credit ratings, and $41.6 million in cash deposited in Canadian chartered banks. As of June 30, 2011, Richmont Mines had no long term debt and no hedging contracts.

At the end of the second quarter of 2011, the Corporation had $54.4 million in working capital, up from the $43.9 million at December 31, 2010. This reflects an increase in cash and cash equivalents, exploration tax credits receivable and inventories, offset by increases in payables, accruals and provisions and in income and mining tax payable.

CAPITAL RESOURCES

During the second quarter of 2011, the Corporation issued 320,100 common shares following the exercise of stock options, at an average strike price of $3.05, for a total cash consideration of $975. As of June 30, 2011, the Corporation had 31.7 million shares outstanding.

COMMITMENTS AND CONTINGENCY

The Corporation is subject to royalty payments on certain properties, should they enter commercial production.

On May 9, 2011, the Corporation announced the signing of an option agreement with Globex Mining Enterprises Inc. to acquire a 100 % interest in five claims. Under the terms of the agreement, the Corporation paid $500, and to maintain the option must pay an additional $500 in November 2012. In addition, the Corporation will have to incur $1,000 in expenditures on the claims over the next eighteen months and incur an additional $1,000 before thirty-six months following the signing of the agreement. To exercise its option to acquire the claims, the Corporation will then have to pay $2,000 and issue 500,000 common shares in May 2014. Finally, following the acquisition, the Corporation will have to incur an additional $1,000 in expenditures on the claims within a twelve month period. The Corporation can abandon its right to exercise the option at any time by providing a written notice to this effect thirty days prior to the date of such cancellation.

The Corporation is involved in a normal course of business litigation. Management is of the opinion that the basis of this litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

RELATED PARTY TRANSACTIONS

The Corporation has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation was not involved in any off-balance-sheet transactions during the first six months of 2010 and 2011.

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AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CHANGES TO ACCOUNTING POLICIES

Transition to International Financial Reporting Standards

The Corporation has adopted International Financial Reporting Standards (“IFRS”) for its 2011 fiscal year as required by the Accounting Standards Board of the Canadian Institute of Chartered Accountants. The Corporation provided information on its transition to IFRS in its 2010 Annual Management’s Discussion and Analysis. The assessments and impacts discussion in the 2010 Annual Management’s Discussion and Analysis remains largely unchanged.

Also, Note 21 of our interim consolidated financial statements for the three-month and six-month periods ended June 30, 2011 contains a detailed description of our conversion to IFRS, including a line-by-line reconciliation of financial statements previously prepared under Canadian GAAP to those under IFRS.

Below please find a summary of the important elements regarding the transition:

IFRS 1 “First-time adoption of International Financial Reporting Standards” is a financial reporting standard that provides the framework for the transition to IFRS. The general principle under IFRS 1 is retroactive application, such that the opening balance sheet for the comparative year financial statements is to be restated as though the Corporation had always applied IFRS, with the net impact shown as an adjustment to opening retained earnings (deficit). However, IFRS 1 contains certain mandatory exceptions and permits certain optional exemptions from full retroactive application. Furthermore, several important differences exist between the accounting methods previously applied under Canadian GAAP and the new accounting methods applied under IFRS. The following section provides a brief description of the prescribed exceptions, the used exemptions, as well as the differences between the accounting methods using Canadian GAAP and the new accounting methods using IFRS that have an impact for the Corporation.

IFRS mandatory exceptions at the time of the transition

  Estimates – Hindsight is not used to create or revise estimates. The estimates previously made by the Corporation under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

  Derecognition of financial assets and liabilities – Financial assets and liabilities that were derecognized before January 1, 2010 in accordance with its previous Canadian GAAP shall not be recognized in accordance with IFRS. The Corporation has early adopted IFRS 1 modification regarding the first-time adoption of the exception, which is January 1, 2010.

  Non-controlling interests – Since the Corporation elected to apply the exemption for business combinations to business combinations that occurred after January 1, 2008, the Corporation must apply the following requirements from IAS 27 (amended in 2008), “Consolidated and separate financial statements” prospectively from January 1, 2008.

(a)

the requirement that total comprehensive income is attributed to the shareholders of Richmont Mines Inc. and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance;

(b)	the requirements for accounting for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control; and

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AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

(c)

the requirements for accounting for a loss of control over a subsidiary, and the related requirements of which a entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale when the criteria underlying such presentation are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

Exemptions applied at the time of the transition and the differences in the accounting methods

  Business combinations – IFRS 1 provides the option to apply IFRS 3R “ Business combinations” prospectively from the transition date or to choose a date from which the business combinations will be restated. The retrospective basis would require the restatement of all business combinations that occurred prior to the transition date. The Corporation elected to retrospectively apply IFRS 3R to business combinations that occurred after January 1, 2008. Only one business combination occurred between this date and the transition date.
  Under Canadian GAAP, shares issued as consideration are measured at their market price a few days before and after the date that the proposed transaction was announced while under IFRS, shares issued as consideration are measured at their market value on the transaction closing date. In addition, under IFRS, the investment in the variable interest entity is considered as investment in a subsidiary since the Corporation has the power to govern the financial and operating policies of the entity under an agreement. Also, when the acquired entity is already controlled and consolidated in financial statements, changes in the percentage of the parent Corporation’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. Under Canadian GAAP, an increase in the participation in consolidated assets and liabilities of a variable interest entity was recorded based on the fair value acquired.
  Consequently, on the transition date:

(a)

Share capital increased by $225 relative to the re-measurement of the shares issued as consideration for the acquisition, less issue costs of $80. The difference of $145 was recorded as an increase to the retained deficit.

(b)

Property, plant and equipment were reduced by $2,991, deferred mining taxes were reduced by $309 and the difference of $2,682 was recorded as an increase to the retained deficit. As a result, depreciation in future years will be lower.

  Stock-based compensation – IFRS 1 encourages, but does not require, the application of IFRS 2 “Shared-based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. The Corporation has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

  Under Canadian GAAP, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award, whereas under IFRS, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Furthermore, contrary to Canadian GAAP, the Corporation is required to estimate the number of awards expected to vest, instead of posting the forfeiture of awards when they occur.

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AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Consequently, on the transition date:

(a)

The Corporation increased its retained deficit by $93, which corresponds to the increase of the stock-based compensation expenses recorded before the transition date. This resulted in an increase of the contributed surplus by an equivalent amount. Thus, the effect on the equity was nil.

(b)	The new accounting rules concerning stock-based compensation will result in higher expenses at the beginning of the vesting period instead of being equally distributed over the years of employment.

  Asset retirement obligations – The Corporation elected to adopt the exemption from IFRS 1 allowing a first-time adopter not to comply with requirements from IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” for changes in such liabilities that occurred before the date of transition. By applying this exemption, the Corporation has measured the liability as at the date of transition, has estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the intervening period, and has calculated the accumulated depreciation on that amount, as at the date of transition, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Corporation in accordance with IFRS. The residual of this adjustment at the date of transition must be registered in the opening retained deficit.

  Under Canadian GAAP, the provision for asset retirement obligations is not adjusted for changes in the discount rate, whereas it must be adjusted at the time of a change in the discount rate under IFRS.

  Consequently, on the transition date:

(a)

The evaluation of the liability resulted in a reduction of $82 of the asset retirement obligations and a net reduction of $60 of the corresponding Property, plant and equipment. Consequently, the Corporation has reduced its retained deficit by $22.

Retroactive application

There is no exemption under IFRS 1 for first time adopters regarding the accounting of flow through shares. Therefore, the treatment under IFRS needs to be applied retrospectively. Under Canadian GAAP, the entire proceeds received on the issuance of flow-through shares is recorded to share capital. When the renouncement of the tax deductions related to the resource expenditure for income tax purposes, temporary taxable differences are created and a deferred income tax is recorded. The related charge is treated as share issue costs. Under IFRS, issuance of flow-through shares is accounted for similarly to the issuance of a compound financial instrument. The liability component represents the obligation to revert the tax benefit to the investors. Proceeds from the issuance of flow-through shares are allocated between shares issued and a liability using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds, which represents the premium paid, is allocated to the liability. When the Corporation has renounced to its deductions and has incurred its eligible expenditures, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expenses and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset and its tax base, the difference is recorded as a deferred tax expenses.

Consequently, on the transition date:

a)

The Corporation has increased its share capital by $2,267 which represents tax benefits (net of the premium paid) that were previously recorded in reduction of share capital. The difference has been recorded as an increase to the retained deficit.

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AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Presentation differences

Certain presentation differences between previous GAAP and IFRS have no impact on consolidated reported earnings or total equity. These include:

The income generated from silver sales that was previously accounted for as a reduction of operating costs henceforth has to be presented as income. Consequently, the cash cost per ounce in 2010 of the Beaufor and Island Gold mines were adjusted in the following manner:

For the three months ended June 30, 2010	Beaufor		Island Gold
	US$	CAN$	US$	CAN$

Cash cost per ounce – Canadian GAAP	1,051	1,082	853	879
Silver sales present as income	1	1	2	2
Cash cost per ounce – IFRS	1,052	1,083	855	881

For the six months ended June 30, 2010	Beaufor		Island Gold
	US$	CAN$	US$	CAN$

Cash cost per ounce – Canadian GAAP	936	964	848	873
Silver sales present as income	2	2	3	3
Cash cost per ounce – IFRS	938	966	851	876

Non-controlling interests are classified as a component of equity as a single separate line item and they are not included as a component of net income, but rather an allocation of net income.

Depreciation and depletion expenses are allocated to function rather than being showed as a separate line in the income statement.

Royalties and custom milling expenses, which were presented as separate lines in the income statement, are now included in the cost of sales and are detailed in a note.

Interest income, variations on fair value of cash equivalents, gains and losses on disposal of shares of publicly-traded companies, and foreign exchange gains and losses are now presented after operating earnings, instead of being included in revenues previously.

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AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Reconciliation of Canadian GAAP to IFRS

The following tables present the impact of the transition by showing the reconciliation of consolidated Equity and consolidated net earnings between Canadian GAAP and IFRS for the indicated periods:

Reconciliation of consolidated Equity

For the periods ended:	December 31,	June 30,	January 1,
	2010	2010	2010
	$	$	$

Equity under Canadian GAAP	96,851	87,783	67,975

Impact of the transition to IFRS:
Business combinations	(2,295)	(2,520)	(2,682)
Stock-based compensation	-	-	-
Asset retirement obligations	235	123	22
Non-controlling interests	-	-	1,986
Flow through shares	-	-	-

Total Equity under IFRS	94,791	85,386	67,301

Reconciliation of consolidated net earnings

For the year to date periods ended:	December 31,	June 30,
	2010	2010
	$	$

Net earnings under Canadian GAAP	8,883	1,874

Impact of the transition to IFRS:
Business combinations	386	162
Stock-based compensation	(277)	(111)
Asset retirement obligations	213	101
Non-controlling interests	-	-
Flow through shares	-	-

Net earnings under IFRS	9,205	2,026

FUTURE ACCOUNTING PRONOUNCEMENTS

IFRS 9: “Financial Instruments” (effective from January 1, 2013): The International Accounting Standards Board (“IASB”) aims to replace IAS 39 “Financial Instruments: recognition and measurement” in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has not yet assessed the impact that this amendment is likely to have on the financial statements of the Corporation. However, they do not expect to implement the amendments until all chapters of IFRS 9 have been published and they can comprehensively assess the impact of all changes.

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AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

IFRS 10: “Consolidated Financial Statements” (effective from January 1, 2013): The IASB aims to replace SIC-12, “Consolidation – Special Purpose Entities” and parts of IAS 27 “Consolidated and Separate Financial Statements”. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a Corporation’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

IFRS 11: “Joint Arrangements” (effective from January 1, 2013): The IASB aims to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in jointly controlled entities. Under the equity method, the Corporation’s share of net assets, net income and other comprehensive income of joint ventures will be presented as one-line items on the consolidated statement of financial position, the consolidated income statement and the consolidated statement of comprehensive income, respectively. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

IFRS 12: “Disclosure of interests in Other Entities” (effective from January 1, 2013): IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

IFRS 13: “Fair value measurement” (effective from January 1, 2013): IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, property, plant and equipment, depreciation and depletion, asset retirement obligations, stock-based compensation and future mining and income taxes are estimates that management considers the most important, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 25, 2011, filed March 1, 2011 and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at June 30, 2011 and 2010, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the six-month periods ended June 30, 2011 and June 30, 2010, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

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AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation has classified its cash as financial assets at fair value through the income statement, its shares of publicly-traded companies as available-for-sale financial assets, receivables and term deposits as loans and receivables, and its payables, accruals and provisions as financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash, receivables, term deposits and payables, accruals and provisions are recorded at fair value and represent their approximate book value, as these items will be realized or settled in the short term. Changes in fair value are recorded in the income statement. The variation of the fair value of cash equivalents was $191 for the six-month period ended June 30, 2011 ($59 for the six-month period ended June 30, 2010).

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in the statement of comprehensive income until the asset is removed from the statement of financial position, either through a sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price.

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending June 30, 2011 were adequately applied.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated February 25, 2011, filed March 1, 2011, and available on SEDAR (www.sedar.com).

Regulation 43-101

The geological data in this document has been reviewed by Mr. Daniel Adam, P.Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

The reserve and resource calculation of the Francoeur Mine was based on an amended technical report filed on SEDAR on May 19, 2010 that was prepared by Daniel Adam, P.Geo., Ph.D. and Raynald Vincent, P. Geo., employees of Richmont Mines who are qualified persons as defined by Regulation 43-101.

The resource calculation of the Wasamac Project was based on a technical report filed on SEDAR on April 1, 2011 that was prepared by Daniel Adam, P.Geo., Ph.D., employee of Richmont Mines and a qualified person as defined by Regulation 43-101.

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AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

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AUGUST 9, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in this Report, particularly in the section “Risks and uncertainties” which refers to the Corporation’s annual management’s discussion and analysis report dated February 25, 2011. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at August 9, 2011. The Corporation regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

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AUGUST 9, 2011	RICHMONT MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Second Quarter
Ended June 30, 2011

CONSOLIDATED INCOME STATEMENT
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$

REVENUE
Precious metals	29,332	19,652	55,670	37,859
Other income (note 3)	80	996	171	2,753

	29,412	20,648	55,841	40,612

EXPENSES
Cost of sales (note 4)	17,766	16,819	34,221	32,881
Exploration and project evaluation (note 5)	3,345	1,805	4,239	2,615
Administration (note 6)	1,324	1,287	2,625	2,392
Gain on disposal of long-term assets (note 7)	-	-	(3,000)	(489)

	22,435	19,911	38,085	37,399

OPERATING EARNINGS	6,977	737	17,756	3,213

Accretion expense – asset retirement obligations	31	29	63	58
Financial revenue (note 8)	(172)	(125)	(223)	(155)

EARNINGS BEFORE MINING AND INCOME TAXES	7,118	833	17,916	3,310

MINING AND INCOME TAXES	2,105	672	4,191	1,284

NET EARNINGS FOR THE PERIOD	5,013	161	13,725	2,026

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	(151)	-	(128)

NET EARNINGS ATTRIBUABLE TO RICHMONT MINES SHAREHOLDERS	5,013	312	13,725	2,154

EARNINGS PER SHARE (note 9)
basic	0.16	0.01	0.44	0.08
diluted	0.15	0.01	0.43	0.08

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	31,543	26,646	31,408	26,380

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	32,353	26,981	32,058	26,694

The accompanying notes are an integral part of the interim consolidated financial statements.

24
AUGUST 9, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$

NET EARNINGS FOR THE PERIOD	5,013	161	13,725	2,026

OTHER COMPREHENSIVE INCOME, NET OF TAXES
Change in unrealized gain (loss) on available-for-sale investments	(198)	749	(414)	683
Realized gains on sale of available-for-sale investments transferred to net earnings	-	(59)	(43)	(59)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAXES	(198)	690	(457)	624

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	4,815	851	13,268	2,650

COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	(151)	-	(128)
COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	4,815	1,002	13,268	2,778

	4,815	851	13,268	2,650

The accompanying notes are an integral part of the interim consolidated financial statements.

25
AUGUST 9, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)					Total equity
			Retained		attributable to
		Contributed	earnings	Available-for-sale	Richmont Mines
	Share capital	surplus	(deficit)	financial assets	shareholders
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791

Issue of shares	1,999	-	-	-	1,999

Effect of stock-based compensation	-	420	-	-	420

Effect of the exercise of stock options	-	(532)	-	-	(532)

Transactions with Richmont Mines shareholders	1,999	(112)	-	-	1,887

Net earnings for the period	-	-	13,725	-	13,725

Other comprehensive income

Available-for-sale financial assets:
Current period loss, net of taxes	-	-	-	(414)	(414)
Reclassification to net earnings, net of taxes	-	-	-	(43)	(43)

Total comprehensive income for the period	-	-	13,725	(457)	13,268

BALANCE AT JUNE 30, 2011	93,009	6,597	9,980	360	109,946

The accompanying notes are an integral part of the interim consolidated financial statements.

26
AUGUST 9, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)					Total equity
				Available-	attributable
			Retained	for-sale	to Richmont	Non-
	Share	Contributed	earnings	financial	Mines	controlling	Total
	capital	surplus	(deficit)	assets	shareholders	interests	equity
	$	$	$	$	$	$	$

BALANCE AT DECEMBER 31, 2009	67,087	6,226	(7,954)	(44)	65,315	1,986	67,301

Issue of shares for cash:
Common	16,500	-	-	-	16,500	-	16,500
Exercise of stock options	159	-	-	-	159	-	159

Issue of shares in exchange for non-controlling interests	6,685	-	-	-	6,685	-	6,685

Common shares issue costs	(1,340)	-	-	-	(1,340)	-	(1,340)

Effect of stock-based compensation	-	489	-	-	489	-	489

Excess of acquisition cost over the non-controlling interests	-	-	(5,156)	-	(5,156)	(1,858)	(7,014)

Effect of the exercise of stock options	-	(44)	-	-	(44)	-	(44)

Transactions with Richmont Mines shareholders	22,004	445	(5,156)	-	17,293	(1,858)	15,435

Net earnings for the period	-	-	2,154	-	2,154	(128)	2,026

Other comprehensive income

Available-for-sale financial assets:
Current period gain, net of taxes	-	-	-	683	683	-	683
Reclassification to net earnings, net of taxes	-	-	-	(59)	(59)	-	(59)

Total comprehensive income for the period	-	-	2,154	624	2,778	(128)	2,650

BALANCE AT JUNE 30, 2010	89,091	6,671	(10,956)	580	85,386	-	85,386

The accompanying notes are an integral part of the interim consolidated financial statements.

27
AUGUST 9, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands of Canadian dollars)

(Unaudited)	June 30,	December 31,	January 1,
	2011	2010	2010
			Modified
	$	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	48,312	40,030	21,139
Shares of publicly-traded companies	828	1,311	741
Receivables	2,543	1,892	1,213
Income and mining tax assets	916	1,745	1,500
Exploration tax credits receivable	8,631	3,474	1,348
Inventories (note 10)	9,194	7,364	7,360

	70,424	55,816	33,301

RESTRICTED DEPOSITS (note 11)	290	290	106

PROPERTY, PLANT AND EQUIPMENT (note 12)	65,903	59,199	48,772

DEFERRED TAX ASSETS	486	-	-

TOTAL ASSETS	137,103	115,305	82,179

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	10,359	9,262	7,130
Income and mining taxes payable	5,653	2,674	1,235

	16,012	11,936	8,365

ASSET RETIREMENT OBLIGATIONS (note 11)	6,406	6,343	5,846

DEFERRED MINING TAXES	4,739	2,235	667

TOTAL LIABILITIES	27,157	20,514	14,878

EQUITY

Share capital (note 13)	93,009	91,010	67,087
Contributed surplus (note 14)	6,597	6,709	6,226
Retained earnings (deficit)	9,980	(3,745)	(7,954)
Accumulated other comprehensive income	360	817	(44)

TOTAL EQUITY ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	109,946	94,791	65,315

Non-controlling interests	-	-	1,986

TOTAL EQUITY	109,946	94,791	67,301

TOTAL EQUITY AND LIABILITIES	137,103	115,305	82,179

Commitment (note 16)

The accompanying notes are an integral part of the interim consolidated financial statements.

28
AUGUST 9, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CASH FLOW
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$

OPERATING ACTIVITIES
Net earnings before mining and income taxes for the period	7,118	833	17,916	3,310
Adjustments for:
Depreciation and depletion	2,378	1,575	4,818	3,033
Taxes received (paid)	1,527	(28)	1,635	277
Stock-based compensation	204	213	420	489
Accretion expense – asset retirement obligations	31	29	63	58
Gain on disposal of long-term assets	-	-	(3,000)	(489)
Gain on disposal of shares of publicly-traded companies	-	(59)	(43)	(59)

	11,258	2,563	21,809	6,619

Net change in non-cash working capital items (note 15)	(3,411)	(942)	(4,352)	210

Cash flow from operating activities	7,847	1,621	17,457	6,829

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	111	69	111
Restricted deposits	-	(184)	-	(184)
Property, plant and equipment – Francoeur Mine	(5,134)	(2,676)	(8,953)	(3,976)
Property, plant and equipment – Island Gold Mine	(1,254)	(885)	(2,588)	(2,370)
Property, plant and equipment – Beaufor Mine	(1,014)	(954)	(1,921)	(1,652)
Property, plant and equipment – Other	(156)	(48)	(249)	(140)
Disposition of long-term assets	-	-	3,000	533
Redemption of non-controlling interests	-	(81)	-	(81)

Cash used in investing activities	(7,558)	(4,717)	(10,642)	(7,759)

FINANCING ACTIVITIES
Issue of common shares	975	16,581	1,467	16,615
Common shares issue costs	-	(1,025)	-	(1,025)

Cash flow from financing activities	975	15,556	1,467	15,590

Net change in cash and cash equivalents	1,264	12,460	8,282	14,660

Cash and cash equivalents, beginning of period	47,048	23,339	40,030	21,139

Cash and cash equivalents, end of period (note 19 d))	48,312	35,799	48,312	35,799

The accompanying notes are an integral part of the interim consolidated financial statements.

29
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Nature of operations

Richmont Mines Inc. (the “Corporation“), initially incorporated under Part 1A of the Quebec Companies Act, has been governed by the Business Corporations Act (Quebec) since February 14, 2011 and is engaged in mining, exploration and development of mining properties, principally gold.

1.	Basis of preparation and adoption of IFRS

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”). In May 2011, the Corporation filed interim consolidated financial statements for the three months ended March 31, 2011, which represented its initial presentation of its results and financial position under IFRS. The Corporation’s interim consolidated financial statements for the three months ended March 31, 2011 as well as these interim consolidated financial statements for the six months ended June 30, 2011 were prepared in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual financial statements in accordance with IFRS. These financial statements must be read with the audited consolidated financial statements for the year ended December 31, 2010 and the interim consolidated financial statements for the quarter ended March 31, 2011. Also, these interim consolidated financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and in accordance with the accounting policies the Corporation expects to adopt in its December 31, 2011 consolidated financial statements. Those accounting policies are based on the IFRS standards that the Corporation expects to be applicable at that time. The principal accounting policies are presented in the interim consolidated financial statements for the quarter ended March 31, 2011, and have not been modified since that time.

The Corporation’s consolidated financial statements were previously prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The transition date from Canadian GAAP to IFRS is January 1, 2010. Canadian GAAP differs in some areas from IFRS. In preparing these interim consolidated financial statements in accordance with IFRS, management has amended certain accounting, measurement and consolidation methods previously applied in the Canadian GAAP financial statements to comply with IFRS. The comparative figures for 2010 were restated to reflect these adjustments. Note 21 presents reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, net earnings and comprehensive income.

These interim consolidated financial statements were prepared on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through net earnings.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Corporation

At the date of authorization of these interim consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s financial statements.

30
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

IFRS 9: “Financial Instruments” (effective from January 1, 2013): The International Accounting Standards Board (“IASB”) aims to replace IAS 39 “Financial Instruments: Recognition and Measurement” in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has not yet assessed the impact that this amendment is likely to have on the financial statements of the Corporation. However, it does not expect to implement the amendments until all chapters of IFRS 9 have been published and it can comprehensively assess the impact of all changes.

IFRS 10: “Consolidated Financial Statements” (effective from January 1, 2013): The IASB aims to replace SIC-12, “Consolidation – Special Purpose Entities” and parts of IAS 27 “Consolidated and Separate Financial Statements”. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a Corporation’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

IFRS 11: “Joint Arrangements” (effective from January 1, 2013): The IASB aims to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in jointly controlled entities. Under the equity method, the Corporation’s share of net assets, net income and other comprehensive income of joint ventures will be presented as one-line items on the consolidated statement of financial position, the consolidated income statement and the consolidated statement of comprehensive income, respectively. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

IFRS 12: “Disclosure of interests in Other Entities” (effective from January 1, 2013): IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

IFRS 13: “Fair value measurement” (effective from January 1, 2013): IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

3.	Other income

Other income includes revenue from silver sales and revenue from custom milling.

4.	Cost of sales

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$

Operating costs	14,823	14,212	28,300	27,462
Royalties	617	474	1,206	926
Custom milling	-	610	-	1,563
Depreciation and depletion	2,326	1,523	4,715	2,930

	17,766	16,819	34,221	32,881

31
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

5.	Exploration and project evaluation

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$

Beaufor Mine	319	570	550	866
Island Gold Mine	1,649	1,215	2,085	1,699
Francoeur Mine	40	16	78	51
Wasamac property	1,983	190	2,723	225
Cripple Creek property	-	305	2	493
Monique property	855	7	1,771	8
Other properties	46	10	76	35
Project evaluation	75	133	172	249

Exploration and project evaluation before depreciation and exploration tax credits	4,967	2,446	7,457	3,626

Depreciation	37	33	73	67
Exploration tax credits	(1,659)	(674)	(3,291)	(1,078)

	3,345	1,805	4,239	2,615

6.	Administration

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$

Stock-based compensation	204	213	420	489
Depreciation	15	19	30	36
Others	1,105	1,055	2,175	1,867

	1,324	1,287	2,625	2,392

7.	Gain on disposal of long-term assets

The gain on disposal of long-term assets includes the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2011
	$	$	$	$

Valentine Lake property a)	-	-	3,000	-
Corporate building b)	-	-	-	496
Mining equipment	-	-	-	(7)

	-	-	3,000	489

a)
On January 24, 2011, the Corporation received $3,000 from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. In accordance with a letter agreement, Mountain Lake Resources Inc. paid the Corporation an option fee of 2,500,000 of its common shares in April 2009, has incurred an amount of $1,000 of exploration and development expenditures on the property, and paid a sum of $3,000 in cash, as agreed to by the parties, which will give rise to a gain on the disposal of mining assets, in January 2011, for the same amount.

b)	On January 4, 2010, the Corporation sold a corporate building with a net book value of $34 for a cash consideration of $530.

32
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

8.	Financial revenue

Financial revenue includes interest income on cash of $33 ($40 for the six-month period ended June 30, 2010), variation on fair value on cash equivalents of $191 ($59 for the six-month period ended June 30, 2010), gains on disposal of shares of publicly-traded companies of $43 ($59 for the six-month period ended June 30, 2010) and foreign exchange losses of $44 ($3 for the six-month period ended June 30, 2010).

9.	Earnings per share

Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010

Weighted average number of shares used in basic earnings per share (in thousands)	31,543	26,646	31,408	26,380

Shares deemed to be issued for no consideration in respect of share-based payments (in thousands)	810	335	650	314

Weighted average number of shares used in diluted earnings per share (in thousands)	32,353	26,981	32,058	26,694

10.	Inventories

	June 30,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Precious metals	1,131	903	1,859
Ore	5,201	4,003	3,146
Supplies	2,862	2,458	2,355

	9,194	7,364	7,360

There was no write-down of inventories recognized as an expense and no reversal of write-down during the first six months of 2011 and the first six months of 2010.

33
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

11.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has therefore recorded the asset retirement obligations of its mining sites based on management’s best estimate of the future costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

a)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at June 30, 2011, December 31, 2010 and January 1, 2010:

	June 30,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Camflo Mill	3,801	3,764	3,623
Island Gold Mine	1,312	1,299	1,080
Beaufor Mine	690	683	568
Francoeur Mine	603	597	575

	6,406	6,343	5,846

b)	Restricted deposits and letters of credit

As at June 30, 2011, the Corporation has $106 in restricted deposits with Quebec’s government, $184 in restricted deposits with Ontario’s government and a credit facility is available to the Corporation in the amount of $ 3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85%. The following table provides the allocation of restricted deposits and letters of credit issued as at June 30, 2011:

	June 30,	Date of
	2011	renewal
	$

Restricted deposits
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	52
Francoeur Mine	54

	290
Letters of credit
Camflo Mill	1,332	July 20, 2011
Island Gold Mine (Kremzar property)	979	July 26, 2011

	2,311

As at December 31, 2010, the Corporation had guaranteed the restoration of its mining sites by $106 in restricted deposits with Quebec’s government, $184 in restricted deposits with Ontario’s government and by the pledge of letters of credit amounting to $2,129.

34
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

12.	Property, plant and equipment

	Mining sites under production						Corporate office			Mine under develop-ment	Total
	Mining properties	Development costs	Buildings	Equipment	Asset retirement obligations	Total	Buildings	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at December 31, 2010	1,811	46,963	7,414	15,853	3,627	75,668	1,165	579	1,744	12,341	89,753

Acquisitions	-	2,724	350	1,437	-	4,511	-	-	-	9,565	14,076

Disposals and write-off	-	-	-	-	-	-	(250)	(142)	(392)	-	(392)

Exploration tax credits	-	-	-	-	-	-	-	-	-	(2,554)	(2,554)

Transfers	-	-	-	19	-	19	-	(19)	(19)	-	-

Balance at June 30, 2011	1,811	49,687	7,764	17,309	3,627	80,198	915	418	1,333	19,352	100,883

Depreciation and depletion

Balance at December 31, 2010	916	18,074	3,118	6,328	1,219	29,655	413	459	872	27	30,554

Depreciation and depletion	10	3,160	421	1,039	158	4,788	14	16	30	-	4,818

Disposals and write-off	-	-	-	-	-	-	(250)	(142)	(392)	-	(392)

Balance at June 30, 2011	926	21,234	3,539	7,367	1,377	34,443	177	333	510	27	34,980

Carrying amount at June 30, 2011	885	28,453	4,225	9,942	2,250	45,755	738	85	823	19,325	65,903

35
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

	Mining sites under production						Corporate office			Mine under develop-ment	Total
	Mining properties	Development costs	Buildings	Equipment	Asset retirement obligations	Total	Buildings	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2010	1,564	42,481	6,588	14,079	3,247	67,959	1,476	560	2,036	2,442	72,437

Acquisitions	350	4,482	826	2,157	-	7,815	-	28	28	9,858	17,701

Disposals and write-off	(103)	-	-	(339)	-	(442)	(311)	-	(311)	-	(753)

Transfers	-	-	-	(44)	-	(44)	-	(9)	(9)	41	(12)

Revised costs	-	-	-	-	380	380	-	-	-	-	380

Balance at December 31, 2010	1,811	46,963	7,414	15,853	3,627	75,668	1,165	579	1,744	12,341	89,753

Depreciation and depletion

Balance at January 1, 2010	888	13,337	2,571	4,841	940	22,577	648	413	1,061	27	23,665

Depreciation and depletion	28	4,737	547	1,534	279	7,125	42	46	88	-	7,213

Disposals and write-off	-	-	-	(35)	-	(35)	(277)	-	(277)	-	(312)

Transfers	-	-	-	(12)	-	(12)	-	-	-	-	(12)

Balance at December 31, 2010	916	18,074	3,118	6,328	1,219	29,655	413	459	872	27	30,554

Carrying amount at December 31, 2010	895	28,889	4,296	9,525	2,408	46,013	752	120	872	12,314	59,199

36
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

13.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Six months ended
	June 30, 2011		June 30, 2011
	Number of		Number of
	shares	Amount	shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning	31,375	91,684	31,230	91,010
Issue of shares for cash
Exercise of stock options a)	320	1,325	465	1,999

Balance, end of period	31,695	93,009	31,695	93,009

a)	Issue of shares

During the three-month period ended on June 30, 2011, the Corporation issued 320,100 common shares following the exercise of stock options and received cash proceeds in the amount of $975. Contributed surplus was reduced by $350 which represents the fair value of the exercised stock options.

During the six-month period ended on June 30, 2011, the Corporation issued 465,100 common shares following the exercise of stock options and received cash proceeds in the amount of $1,467. Contributed surplus was reduced by $532 which represents the fair value of the exercised stock options.

b)	Stock Option Purchase Plan

A summary of the status of the Corporation’s Stock Option Purchase Plan at June 30, 2011 and changes during the three-month and six-month periods then ended is presented below.

	Three months ended		Six months ended
	June 30, 2011		June 30, 2011
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(thousands)	$	(thousands)	$

Options outstanding, beginning	2,198	3.49	2,311	3.46
Granted	25	7.42	65	5.83
Exercised	(320)	3.05	(465)	3.15
Cancelled	-	-	(8)	1.95
Expired	-	-	-	-

Options outstanding, end of period	1,903	3.62	1,903	3.62

Exercisable options, end of period	849	3.25	849	3.25

37
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

The following table summarizes information about the Stock Option Purchase Plan at June 30, 2011:

		Options outstanding at		Exercisable options at
		June 30, 2011		June 30, 2011
	Number of	Weighted average	Weighted average	Number of	Weighted average
Exercise	options	remaining contractual	exercise price	options	exercise price
price	(thousands)	life (years)	$	(thousands)	$

$1.80 to $2.07	350	2.5	1.93	180	1.95
$2.74 to $4.04	659	1.9	3.18	403	3.07
$4.12 to $5.41	869	3.3	4.53	261	4.36
$6.86 to $8.26	25	4.9	7.42	5	7.42

	1,903	2.7	3.62	849	3.25

During the six-month period ended June 30, 2011, the Corporation granted 65,000 stock options to employees (520,000 for the six-month period ended June 30, 2010 to directors). The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model is $2.89 ($1.94 in 2010). The compensation costs were calculated using the Black-Scholes pricing model with the following assumptions.

	June 30,	June 30,
	2011	2010

Risk-free interest rate	2.2%	2.3%
Expected life	4.6 years	3 and 4 years
Expected volatility	58%	63%
Expected dividend yield	0.0%	0.0%

For the six-month period ended June 30, 2011, the stock-based compensation costs charged to earnings amount to $420 ($489 for the six-month period ended June 30, 2010). The contributed surplus was increased by the same amounts.

14.	Contributed surplus

	June 30,	December 31,
	2011	2010
	$	$

Balance, beginning of period	6,709	6,226

Stock-based compensation	420	1,080
Options exercised	(532)	(597)

Balance, end of period	6,597	6,709

38
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

15.	Consolidated statements of cash flow

	Three months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$

Change in non-cash working capital items

Receivables	(829)	(508)	(651)	(888)
Exploration tax credits receivable	(1,617)	(674)	(2,603)	(1,078)
Inventories	37	916	(1,830)	1,008
Payables, accruals and provisions	(1,002)	(676)	732	1,168

	(3,411)	(942)	(4,352)	210

Supplemental information
Cash received during the period:
Interests	107	42	215	79

Transactions with no impact on cash flow:
Change in payables, accruals and provisions related:
- to development projects and other property, plant and equipment	168	86	365	316
- to issue of common shares	-	315	-	315
- to redemption of shares held by non-controlling interests	-	248	-	248

An amount of $2,554, included in exploration tax credits receivable, was registered as a reduction in property, plant and equipment. This amount is not included in the net change in non-cash working capital items.

16.	Commitment

On May 9, 2011, the Corporation announced the signing of an option agreement with Globex Mining Enterprises Inc. to acquire a 100 % interest in five claims. Under the terms of the agreement, the Corporation paid $500, and to maintain the option must pay an additional $500 in November 2012. In addition, the Corporation will have to incur $1,000 in expenditures on the claims over the next eighteen months and incur an additional $1,000 before thirty-six months following the signing of the agreement. To exercise its option to acquire the claims, the Corporation will then have to pay $2,000 and issue 500,000 common shares in May 2014. Finally, following the acquisition, the Corporation will have to incur an additional $1,000 in expenditures on the claims within a twelve month period. The Corporation can abandon its right to exercise the option at any time by providing a written notice to this effect thirty days prior to the date of such cancellation.

17.	Contingency

The Corporation is involved in a normal course of business litigation. Management is of the opinion that the basis of this litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

18.	Capital disclosures

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

The Corporation defines its capital as its equity.

39
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

The Corporation manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and shares of publicly-traded companies. The Corporation is not subject to externally imposed capital requirements. The Corporation’s management of capital remained unchanged since the previous year.

19.	Financial instruments and risk management

a)	Fair value of financial instruments

The Corporation has classified its cash as financial assets at fair value through the income statement, its shares of publicly-traded companies as available-for-sale financial assets, its term deposits and receivables as loans and receivables, and its payables, accruals and provisions as financial liabilities as defined by the CICA Handbook Section IAS 39, “Financial Instruments – Recognition and Measurement”.

The following table presents the carrying amounts and fair values of each financial instruments category:

	June 30, 2011		December 31, 2010		January 1, 2010
	Book	Fair	Book	Fair	Book	Fair
	value	value	value	value	value	value
	$	$	$	$	$	$

Financial assets at fair value through net earnings
Cash a)	41,575	41,575	28,470	28,470	10,253	10,253

Available-for-sale financial assets
Shares of publicly-traded companies b)	828	828	1,311	1,311	741	741

Loans and receivables
Receivables a)	184	184	116	116	194	194
Term deposits a)	6,737	6,737	11,560	11,560	10,886	10,886

	6,921	6,921	11,676	11,676	11,080	11,080

Financial liabilities
Payables, accruals and provisions a)	10,326	10,326	9,143	9,143	7,078	7,078

a)	The Corporation owns and assumes financial assets and liabilities such as cash, receivables, term deposits, as well as payables, accruals and provisions. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

b)	The fair value of shares of publicly-traded companies is the bid price.

The variation on fair value of cash equivalents for the six-month period ended June 30, 2011 is $191 ($59 for the six-month period ended June 30, 2010).

b)	Fair value hierarchy

Financial instruments recognized at fair value on the Consolidated Statement of Financial Position must be classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

Level 1:	quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2:	valuation techniques based on inputs other than quoted prices included in level 1, that are either directly or indirectly observable;
Level 3:	valuation techniques with significant unobservable market inputs.

40
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

The fair value measurements of shares of publicly-traded companies have been classified at level 1 from the fair value hierarchy. This valuation is based on bid price of the stock.

c)	Market risk

The Corporation is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Corporation manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Corporation is also exposed to share price fluctuations of the shares that it holds in shares of publicly-traded companies and to fluctuations of interest rates for its cash and cash equivalents. The risks and the management of those risks were unchanged compared to previous years.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Corporation does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Corporation can occasionally enter into various types of foreign exchange contracts. During the six-month periods ended June 30, 2011 and 2010, the Corporation did not enter into any forward exchange contracts. At June 30, 2011, the risk which the Corporation is exposed is established as:

	June 30,	December 31,	January 1,
	2011	2010	2010
	US$	US$	US$

Cash and cash equivalents	6,443	3,083	88

Based on the amount at risk as at June 30, 2011, and assuming that all other variables remain constant, a 10% variation in the Canadian dollar against US dollar would result in a variation of $644 of the foreign exchange gain related to cash in US dollars.

Commodity price risk

For its gold production, the Corporation can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. During the six-month periods ended June 30, 2011 and 2010, the Corporation did not enter into any hedging contracts for its gold production.

Interest rate risk

The cash and cash equivalents carry interest and therefore, the Corporation is exposed to a variation of their interest rate at their renewal. Based on the exposures as at June 30, 2011, and assuming that all other variables remain constant, an increase or decrease of 25 basis point of the interest rate would result in an increase or decrease of $54 in earnings before taxes.

d)	Credit risk

Financial instruments that expose the Corporation to a credit risk consist of cash and cash equivalents and receivables. The Corporation invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At June 30, 2011 and December 31, 2010, the Corporation’s cash and term deposits are held through three financial institutions.

41
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

The following table presents the composition of cash and cash equivalents:

	June 30,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Cash a)	41,575	28,470	10,253
Cash equivalents
Term deposits, 1.20% (1.05% to 1.20% as at December 31, 2010 and 0.90% as at January 1, 2010), maturing in July and August 2011	6,737	11,560	10,886

	48,312	40,030	21,139

a)	As at June 30, 2011, 46% of cash is invested with effective rates varying from 1.20% to 1.60%, and 53% at effective rates varying from 0.50% to 0.75%. (As at December 31, 2010, 73% of cash was invested with effective rates varying from 1.20% to 1.50% and 22% at effective rates varying from 0.50% to 0.75%. As at January 1, 2010, 49% of cash was invested with effective rates varying from 0.75% to 0.95%).

The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as the one of the previous year.

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Corporation has the necessary funds to meet its obligations. The liquidity risk and its management are the same as the one of the previous year.

Payables, accruals and provisions are due in the next financial year.

20.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings (loss) before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2011 compared to annual financial statements in the basis of segmentation or the basis of evaluation of segment result.

42
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

		Three months ended June 30, 2011
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	12,781	16,631	-	29,412

Cost of sales and others a)	7,290	10,499	1,160	18,949
Exploration and project evaluation	360	1,650	1,335	3,345

Total expenses	7,650	12,149	2,495	22,294

Earnings (loss) before mining and income taxes	5,131	4,482	(2,495)	7,118

Acquisition of property, plant and equipment	6,304	1,254	-	7,558

Current assets	7,140	11,097	52,187	70,424
Restricted deposits	106	184	-	290
Property, plant and equipment	27,929	35,941	2,033	65,903
Deferred tax assets	-	-	486	486

Total assets	35,175	47,222	54,706	137,103

Current liabilities	5,022	3,501	7,489	16,012
Asset retirement obligations	5,094	1,312	-	6,406
Deferred mining taxes	-	-	4,739	4,739

Total liabilities	10,116	4,813	12,228	27,157

a)	Cost of sales and others include operating costs, royalties, custom milling, depreciation and depletion, administration, accretion expense of asset retirement obligations and financial revenue.

43
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

		Three months ended June 30, 2010
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	6,727	13,921	-	20,648

Cost of sales and others a)	6,140	10,869	1,001	18,010
Exploration and project evaluation	569	1,522	(286)	1,805

Total expenses	6,709	12,391	715	19,815

Earnings (loss) before mining and income taxes	18	1,530	(715)	833

Acquisition of property, plant and equipment	3,652	885	26	4,563

December 31, 2010
Current assets	4,295	7,260	44,261	55,816
Restricted deposits	106	184	-	290
Property, plant and equipment	19,332	37,723	2,144	59,199

Total assets	23,733	45,167	46,405	115,305
Current liabilities	4,102	3,929	3,905	11,936
Asset retirement obligations	5,043	1,300	-	6,343
Deferred mining taxes	-	-	2,235	2,235

Total liabilities	9,145	5,229	6,140	20,514

a)	Cost of sales and others include operating costs, royalties, custom milling, depreciation and depletion, administration, accretion expense of asset retirement obligations and financial revenue.

44
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

		Six months ended June 30, 2011
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	19,722	36,118	1	55,841

Cost of sales and others a)	12,346	21,924	2,416	36,686
Exploration and project evaluation	627	2,086	1,526	4,239
Gain on disposal of long-term assets	-	-	(3,000)	(3,000)

Total expenses	12,973	24,010	942	37,925

Earnings (loss) before mining and income taxes	6,749	12,108	(941)	17,916

Acquisition of property, plant and equipment	11,123	2,588	-	13,711

Current assets	7,140	11,097	52,187	70,424
Restricted deposits	106	184	-	290
Property, plant and equipment	27,929	35,941	2,033	65,903
Deferred tax assets	-	-	486	486
Total assets	35,175	47,222	54,706	137,103

Current liabilities	5,022	3,501	7,489	16,012
Asset retirement obligations	5,094	1,312	-	6,406
Deferred mining taxes	-	-	4,739	4,739

Total liabilities	10,116	4,813	12,228	27,157

a)	Cost of sales and others includes operating costs, royalties, custom milling, depreciation and depletion, administration, accretion expense of asset retirement obligations and financial revenue.

45
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

		Six months ended June 30, 2010
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	14,047	26,565	-	40,612

Cost of sales and others a)	11,636	21,482	2,058	35,176
Exploration and project evaluation	887	2,194	(466)	2,615
Loss (gain) on disposal of long-term assets	-	7	(496)	(489)

Total expenses	12,523	23,683	1,096	37,302

Earnings (loss) before mining and income taxes	1,524	2,882	(1,096)	3,310

Acquisition of property, plant and equipment	5,720	2,370	48	8,138

December 31, 2010
Current assets	4,295	7,260	44,261	55,816
Restricted deposits	106	184	-	290
Property, plant and equipment	19,332	37,723	2,144	59,199

Total assets	23,733	45,167	46,405	115,305

Current liabilities	4,102	3,929	3,905	11,936
Asset retirement obligations	5,043	1,300	-	6,343
Deferred mining taxes	-	-	2,235	2,235

Total liabilities	9,145	5,229	6,140	20,514

a)	Cost of sales and others include operating costs, royalties, custom milling, depreciation and depletion, administration, accretion expense of asset retirement obligations and financial revenue.

21.	Transition to IFRS

The Corporation’s consolidated financial statements for the year ending December 31, 2011 will be the first consolidated annual financial statements that comply with IFRS. These interim consolidated financial statements were prepared as described in note 1, including the application of IFRS 1.

The consolidated statement of financial position as of January 1, 2010 (the “transition date”) and included in the quarter ended March 31, 2011, has been modified to take into account an adjustment stemming from flow through shares issued in the past. As explained below, the Corporation has increased its share capital by $2,267 which represents tax benefits (net of the premium paid) that was previously recorded in reduction of share capital. The difference has been recorded as an increase to the retained deficit. The modified consolidated statement of financial position as of January 1, 2010, is included in the financial statements herein.

The effect of the transition to IFRS on equity, comprehensive income and the cash flows is presented and described in this note, and is explained in greater detail in the notes associated with the tables. IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Corporation has applied IFRS was January 1, 2010. IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Corporation will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adopters.

46
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Initial elections upon adoption:

Upon transition, IFRS 1 permits certain optional exemptions and dictates certain mandatory exceptions from full retrospective application. The Corporation applied mandatory exceptions and certain optional exemptions. The following exemptions and exceptions were adopted by the Corporation.

IFRS optional exemptions applied at the time of the transition

a)

Business combinations – IFRS 1 provides the option to apply IFRS 3R “Business Combinations” prospectively from the transition date or to choose a date from which the business combinations will be restated. The retrospective basis would require the restatement of all business combinations that occurred prior to the transition date in accordance with the recommendations of IFRS 3R. The Corporation elected to retrospectively apply IFRS 3R to business combinations that occurred after January 1, 2008. Only one business combination occurred between this date and the transition date. The acquisition of non-controlling interests of Louvem Mines Inc. that occurred on May 18, 2010 did not have any impact at the time of the transition to IFRS, as the Corporation had early adopted section 1582 “Business Combinations” and sections 1601 “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”, which are harmonized with IFRS 3R “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements”.

b)

Stock-based compensation – IFRS 1 encourages, but does not require the application of IFRS 2 “Shared- based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. The Corporation has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

c)

Asset retirement obligations – The Corporation elected to adopt the exemption from IFRS 1 allowing a first- time adopter not to comply with requirements from IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” for changes in such liabilities that occurred before the date of transition. By applying this exemption, the Corporation has measured the liability as at the date of transition, has estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the intervening period, and has calculated the accumulated depreciation on that amount, as at the date of transition, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Corporation in accordance with IFRS. The residual of this adjustment at the date of transition must be registered in the opening retained deficit.

IFRS mandatory exceptions at the time of the transition

a)

Estimates – Hindsight is not used to create or revise estimates. The estimates previously made by the Corporation under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

b)

Derecognition of financial assets and liabilities – Financial assets and liabilities that were derecognized before January 1, 2010 in accordance with its previous Canadian GAAP shall not be recognized in accordance with IFRS. The Corporation has early adopted IFRS 1 modification regarding the first-time adoption of the exception, which is January 1, 2010.

c)

Non-controlling interests - Since the Corporation elected to apply the exemption for business combinations to business combinations that occurred after January 1, 2008, the Corporation must apply the following requirements from IAS 27 (amended in 2008), “Consolidated and separate financial statements” prospectively from January 1, 2008:

(a)

the requirement that total comprehensive income is attributed to the shareholders of Richmont Mines Inc. and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance;

(b)	the requirements for accounting for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control; and

(c)

the requirements for accounting for a loss of control over a subsidiary, and the related requirements of which a entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale when the criteria underlying such presentation are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

47
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The Corporation’s first time adoption of IFRS did not have an impact on the total operating, financing or investing cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for consolidated equity, consolidated earnings and consolidated comprehensive income:

Reconciliation of consolidated Equity

		June 30,
		2010
		$

Equity under Canadian GAAP		87,783

Impacts of the transition to IFRS:
1.	Business combinations	(2,520)
2.	Stock-based compensation	-
3.	Asset retirement obligations	123

Total Equity under IFRS		85,386

Reconciliation of consolidated Net earnings

		Three months	Six months
		ended	ended
		June 30,	June 30,
		2010	2010
		$	$

Net earnings under Canadian GAAP		87	1,874

Impacts of the transition to IFRS:
1.	Business combinations	83	162
2.	Stock-based compensation	(60)	(111)
3.	Asset retirement obligations	51	101

Net earnings under IFRS		161	2,026

Reconciliation of consolidated Comprehensive income

	Three months	Six months
	ended	ended
	June 30,	June 30,
	2010	2010
	$	$

Comprehensive income under Canadian GAAP	777	2,498

Impacts of the transition to IFRS:
Differences in net earnings	74	152

Comprehensive income under IFRS	851	2,650

48
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Notes relating to reconciliations

In addition to the optional exemptions and mandatory exceptions discussed above, the following narratives explain the significant differences between the previous Canadian GAAP accounting policies and the current IFRS accounting policies applied by the Corporation. Only those differences that impact the Corporation as of the transition date are described below. The following is not a complete summary of all of the differences between Canadian GAAP and IFRS. Relative to the impacts on the Corporation, the descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the tables above, which reflect the quantitative impacts from each change. Unless a quantitative impact was noted below, the impact from the change was not material for the Corporation.

1-	Business combinations – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Corporation applied the exemption in IFRS 1 for business combinations that occurred prior to January 1, 2008. Consequently, business combinations concluded prior to this date have not been restated. The IFRS adjustments below relate to the business combination occurring after January 1, 2008, that was not recorded under IFRS. The acquisition of Patricia Mining Corp. which took place on December 16, 2008, was therefore retreated in the following manner:

Measurement of purchase price
Canadian GAAP – Shares issued as consideration are measured at their market price a few days before and after the date that the proposed transaction was announced.

IFRS – Shares issued as consideration are measured at their market value on the transaction closing date. As a result, on the transition date, share capital was increased by $225 relative to the re-measurement of the shares issued as consideration for the acquisition, less issue costs of $80. The difference of $145 has been recorded as an increase to the retained deficit.

Increase in an interest
Canadian GAAP – An increase in the participation in consolidated assets and liabilities of a variable interest entity is recorded based on the fair value acquired.

IFRS – Under IFRS, the investment in the variable interest entity is considered as investment in a subsidiary since the Corporation has the power to govern the financial and operating policies of the entity under an agreement. Also, when the acquired entity is already controlled and consolidated in financial statements, changes in the percentage of the parent Corporation’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. It is thus necessary to eliminate the increase of value recorded on property, plant and equipment at the acquisition on December 2008, reduced by the depreciation recorded to date. Consequently, on the transition date, property, plant and equipment were reduced by $2,991, deferred mining taxes were reduced by $309 and the difference of $2,682 was recorded as an increase to the retained deficit.

2-	Stock-based compensation – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Corporation has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

Recognition of expense
Canadian GAAP – For grants of stock-based compensation with graded vesting, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS – Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each tranche in an award is accounted on a straight-line basis over the employment period necessary to vest the award. As a result, the Corporation adjusted its expense for stock-based compensation to reflect this difference in recognition.

Forfeitures
Canadian GAAP – Forfeitures of awards are recognized as they occur.

IFRS – An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate.

49
AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

On the transition date, the Corporation has increased its retained deficit by $93 corresponding to the increase of the stock-based compensation expenses which were recorded before the transition date resulting in an increase of the contributed surplus by an equivalent amount. Thus, the effect on the equity is nil. This adjustment represents the impact of the two differences.

3-	Asset retirement obligations – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Corporation elected to adopt the optional exemption from IFRS 1 allowing a first-time adopter not to comply with requirements from IFRIC 1 for changes in such liabilities that occurred before the date of transition. Consequently, the Corporation has evaluated the provisions as at January 1, 2010 and estimated the amount that will be included in the cost of the related asset by discounting the liability to the date at which the liability first arose.

Discount rate
Canadian GAAP – The provision for asset retirement obligations is not adjusted for changes in the discount rate.

IFRS – The provision for asset retirement obligations must be adjusted for changes in the discount rate. The evaluation of the liability as at January 1, 2010 resulted in a reduction of $82 of the asset retirement obligations and a net reduction of $60 of the corresponding Property, plant and equipment. Consequently, the Corporation has reduced its retained deficit by $22 on the transition date.

Presentation of the periodic unwinding
Canadian GAAP – The periodic unwinding of the discount is classified in the income statement as an operating item, not as an interest expense.

IFRS – The periodic unwinding of the discount is recognized in the income statement as a finance cost.

4-	Non-controlling interests

Canadian GAAP – Non-controlling interests in the equity of a consolidated subsidiary are classified as a separate component between liabilities and equity in the statement of financial position and as a component of net earnings within the income statement.

IFRS – Non-controlling interests are classified as a component of equity as a single separate line item. This reclassification resulted in an increase in equity of $1,986 on the transition date. Furthermore, non-controlling interests are not included as a component of net income, but rather an allocation of net income. This reclassification concerns only the reclassification of data produced under Canadian GAAP before the early adoption of section 1582 “Business Combinations” and sections 1601 “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”, which are harmonized with IFRS 3R “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements”.

5-	Flow-through shares – There is no exemption under IFRS 1 for first-time adopters regarding flow-through shares. Therefore, the treatment under IFRS needs to be applied retrospectively.

Canadian GAAP – The entire proceeds received on the issuance of flow-through shares is recorded to share capital. When the renouncement of the tax deductions related to the resource expenditure for income tax purposes, temporary taxable differences are created and a deferred income tax is recorded. The related charge is treated as share issue costs.

IFRS – Issuance of flow-through shares is accounted for similarly to the issuance of a compound financial instrument. The liability component represents the obligation to revert the tax benefit to the investors. Proceeds from the issuance of flow-through shares are allocated between shares issued and a liability using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds, which represents the premium paid, is allocated to the liability. When the Corporation has renounced to its deductions and has incurred its eligible expenditures, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expenses and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset and its tax base, the difference is recorded as a deferred tax expenses. Consequently, on the transition date, the Corporation has increased its share capital by $2,267 which represents tax benefits (net of the premium paid) that were previously recorded in reduction of share capital. The difference has been recorded as an increase to the retained deficit.

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AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Presentation differences

Certain presentation differences between previous GAAP and IFRS have no impact on consolidated reported earnings or total equity. These differences were noted in the section entitled “IFRS Reclassifications” and can be summarized as:

  Depreciation and depletion expenses are allocated to function rather than being showed as separate line in the income statement.

  The income generated from silver sales that were previously accounted for as a reduction of operating costs henceforth has to be presented as income.

  Royalties and custom milling, which were presented as separate line in the income statement, are now included in the cost of sales in the income statement and are detailed in a note.

  Interest income, variation on fair value on cash equivalents, gains and losses on disposal of shares of publicly-traded companies, foreign exchange gains and losses are now presented after operating earnings, instead of being included in revenues previously.

Reconciliations of the financial statements previously presented under Canadian GAAP to the financial statements prepared under IFRS

The following are reconciliations of the financial statements previously presented under Canadian GAAP to the financial statements prepared under IFRS.

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AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Reconciliation of consolidated income statement for the quarter ended June 30, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

REVENUE					REVENUE
Precious metals	19,652			19,652	Precious metals
Other	1,086		(90)	996	Other income

	20,738	-	(90)	20,648

EXPENSES					EXPENSES
Operating costs	14,176		2,643	16,819	Cost of sales
Royalties	474		(474)	-
Custom milling	610		(610)	-
Administration	1,208	60	19	1,287	Administration
Exploration and project evaluation	1,772		33	1,805	Exploration and project evaluation

				19,911

				737	OPERATING EARNINGS
Accretion expense – asset retirement obligations	71	(42)		29	Accretion expense – asset retirement obligations

Depreciation, depletion and write-off	1,678	(102)	(1,576)	-
			(125)	(125)	Financial revenue

	19,989	(84)	(90)

EARNINGS BEFORE OTHER ITEMS	749	84		833	EARNINGS BEFORE MINING AND INCOME TAXES

MINING AND INCOME TAXES	662	10		672	MINING AND INCOME TAXES

NET EARNINGS	87	74		161	NET EARNINGS FOR THE PERIOD

NET LOSS ATTRIBUTABLE TO MINORITY INTEREST	(151)			(151)	NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	238			312	NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

EARNINGS PER SHARE					EARNINGS PER SHARE
basic and diluted	0.01			0.01	basic and diluted

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AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Reconciliation of the consolidated statement of comprehensive income for the quarter ended June 30, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

NET EARNINGS	87	74		161	NET EARNINGS FOR THE PERIOD

Comprehensive income, net of income taxes:					OTHER COMPREHENSIVE INCOME, NET OF TAXES
Change in unrealized gain on available-for-sale investments	749			749	Change in unrealized gain on available-for-sale investments
Realized gains on sale of available-for-sale investments included in net earnings	(59)			(59)	Realized gains on sale of available-for-sale investments transferred to net earnings

COMPREHENSIVE INCOME	777	74		851	TOTAL COMPREHENSIVE INCOME FOR THE PERIOD

COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(151)			(151)	COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	928			1,002	COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

	777	74		851

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AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Reconciliation of consolidated income statement for the period of six months ended June 30, 2010

	Canadian GAAP	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	IFRS balance	IFRS accounts

REVENUE					REVENUE
Precious metals	37,859			37,859	Precious metals
Other	2,841		(88)	2,753	Other income

	40,700	-	(88)	40,612

EXPENSES					EXPENSESS
Operating costs	27,403		5,478	32,881	Cost of sales
Royalties	926		(926)	-
Custom milling	1,563		(1,563)	-
Administration	2,246	111	35	2,392	Administration
Exploration and project evaluation	2,548		67	2,615	Exploration and project evaluation
Gain on disposal of long-term assets	(489)			(489)	Gain on disposal of long-term assets

				37,399

				3,213	OPERATING EARNINGS

Accretion expense – asset retirement obligations	141	(83)		58	Accretion expense – asset retirement obligations

Depreciation, depletion and write-off	3,224	(200)	(3,024)	-

			(155)	(155)	Financial revenue

	37,562	(172)	(88)

EARNINGS BEFORE OTHER ITEMS	3,138	172	-	3,310	EARNINGS BEFORE MINING AND INCOME TAXES

MINING AND INCOME TAXES	1,264	20		1,284	MINING AND INCOME TAXES

NET EARNINGS	1,874	152		2,026	NET EARNINGS FOR THE PERIOD

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(128)			(128)	NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	2,002	152	-	2,154	NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

NET EARNINGS PER SHARE					NET EARNINGS PER SHARE
basic and diluted	0.08			0.08	basic and diluted

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AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Reconciliation of the consolidated statement of comprehensive income for the period of six months ended June 30, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

NET EARNINGS	1,874	152		2,026	NET EARNINGS FOR THE PERIOD

Comprehensive income, net of income taxes:					OTHER COMPREHENSIVE INCOME, NET OF TAXES

Change in unrealized gain on available-for-sale investments	683			683	Change in unrealized gain on available-for-sale investments
Realized gains on sale of available-for-sale investments included in net earnings	(59)			(59)	Realized gains on sale of available-for-sale investments transferred to net earnings

COMPREHENSIVE INCOME	2,498	152	-	2,650	TOTAL COMPREHENSIVE INCOME FOR THE PERIOD

COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(128)			(128)	COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	2,626	152		2,778	COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

	2,498	152	-	2,650

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AUGUST 9, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Reconciliation of consolidated statement of financial position as of December 31, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

ASSETS					ASSETS
CURRENT ASSETS					CURRENT ASSETS
Cash and cash equivalents	40,030			40,030	Cash and cash equivalents
Shares of publicly-traded companies	1,311			1,311	Shares of publicly-traded companies
Accounts receivable	1,892			1,892	Receivables
Mining and income taxes receivable	1,745			1,745	Income and mining tax assets
Exploration tax credits receivable	3,474			3,474	Exploration tax credits receivable
Inventories	7,364			7,364	Inventories

	55,816	-	-	55,816

DEPOSITS RESTRICTED	290			290	RESTRICTED DEPOSITS

PROPERTY, PLANT AND EQUIPMENT	61,540	(2,341)		59,199	PROPERTY, PLANT AND EQUIPMENT

	117,646	(2,341)	-	115,305	TOTAL ASSETS

LIABILITIES					LIABILITIES
CURRENT LIABILITIES					CURRENT LIABILITIES
Accounts payable and accrued charges	9,262			9,262	Payables, accruals and provisions
Mining and income taxes payable	2,674			2,674	Income and mining taxes payable

	11,936	-	-	11,936

ASSET RETIREMENT OBLIGATIONS	6,366	(23)		6,343	ASSET RETIREMENT OBLIGATIONS

FUTURE MINING AND INCOME TAXES	2,493	(258)		2,235	DEFERRED MINING TAXES

	20,795	(281)	-	20,514	TOTAL LIABILITIES

SHAREHOLDER’S EQUITY					EQUITY
Capital stock	88,598	2,412		91,010	Share capital
Contributed surplus	6,339	370		6,709	Contributed surplus
Deficit	1,097	(4,842)		(3,745)	Retained deficit
Accumulated other comprehensive income	817			817	Accumulated other comprehensive income
	96,851	(2,060)	-	94,791	Total equity attributable to Richmont Mines shareholders
	-			-	Non-controlling interests

	96,851	(2,060)	-	94,791	TOTAL EQUITY

	117,646	(2,341)	-	115,305	TOTAL EQUITY AND LIABILITIES

22.	Approval of Financial Statements

The interim consolidated financial statements for the period ending June 30, 2011 were approved by the board of directors on August 5, 2011.

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AUGUST 9, 2011	RICHMONT MINES INC.